May 9, 2005

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, N.W., Stop 04-05

Washington, D.C. 20549	Via EDGAR

RE:

Continental Energy Corporation Form 20-F for the year ended July 31, 2004

Filed January 26, 2005

File No. 0-17863

Dear Mr. Schwall,

Thank you for your letter of April 28, 2005 commenting on our fiscal year end 2004 20-F filing. We appreciate your efforts to assist us in our compliance with disclosure requirements and in overall disclosure. We would also like to express our appreciation for the continuing kind assistance given to us by Jill Davis and Regina Balderas in our phone conversations regarding your letter.

Our detailed responses to the correspondingly numbered points raised in your April 28 letter follow:

Controls and procedures

1.

We note the disclosure you provided in response to prior comment 1 whereby you state that there were no “significant changes in [your] internal control over financial reporting or in other factors that could significantly affect these controls subsequent to the date of [your] last evaluation.” However, Item 3089c0 of Regulation SK requires that you disclose any change in the registrant’s internal control over financial reporting that has “materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” See also paragraph 4(d) of Regulation S-K, Item 601, and Exhibit 31. Please revise your disclosure accordingly.

In order to comply with Item 15(a) of Form 20-F and in accordance with Item 308(c) of Regulation S-K, our amended filing will contain the following statement:

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) on July 31, 2004, concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting  procedures or  in other factors that have materially affected, or are reasonably likely to materially affect these internal controls over financial reporting subsequent to the date of management's last evaluation.

Exhibit 31

2.

We note the revised certifications you provided in response to prior comment 2. Note that the paragraph 4(b) representation may be omitted until you are required to include management’s internal control report in your annual report. Please confirm that you have fully complied with this certification or revise, as appropriate. Refer to Release No. 33-8238, Item III.E., entitled Discussion of Amendments Related to Certifications, Transition Period, at http://www.sec.gov/rules/final/33-8238.htm#iiie.

We have revised the certifications to remove paragraph 4(b). The revised Certifications are enclosed herewith as Exhibit 1.

Financial Statements

Consolidated Balance Sheet

3.

We understand from Note 11 that the line item “Due from related parties”, primarily reflects a balance owed by a company controlled by the Estate for a deceased director. Note that Rule 5-02.30 of Regulation S-X indicates that accounts or notes receivable arising from transactions involving the registrant’s capital stock should be presented as deductions from shareholders’ equity and not as assets. Please supplementally provide in more detail the nature of the amounts due from the related party. To the extent the receivable amount was derived from transactions involving your capital stock, revise the consolidated balance sheet to report the amount as a deduction from shareholders’ equity. Refer to SAB Topic 4:E for guidance.

The accounts receivable item represents amounts due from Milner Downs Equestrian Center Ltd., which is controlled by the Estate of Mr. Gary Schell, a former Director and officer of Continental, who died on June 28, 2004. The amounts relate to advances to Milner Downs Equestrian Center Ltd. which was owned by Mr. Schell and his wife. Milner Downs is an equestrian center in Langley, British Columbia; the Company occupied office premises on the Milner Downs property as its Canadian head office from 2001 until Mr. Schell’s death. All amounts advanced were cash transactions and do not involve the Company’s capital stock. The Company anticipates full recovery of the balance upon sale of the Milner Downs property, which is currently on the market.

Consolidated Schedule of Resource Property Costs

4.

We note the line item, “Costs recovery”, included in the Bengara and Yapen sections of Schedule 1 representing reductions of resource property costs. Please supplementally provide the details regarding the production sharing contracts that appear to give rise to these recovery costs. Clearly describe your accounting under Canadian and US GAAP for these recovery costs and cite any applicable accounting literature to support your methodology. In this regard, note that proceeds from the sale of cost recovery oil received under production sharing contracts are generally recorded as revenue for US GAAP.

The Bengara and Yapen Blocks are held under standard Indonesian Production Sharing Contracts (PSC) with Pertamina, the Indonesian national oil company. The production sharing mechanism is an integral component of the PSC. Indonesian regulations require each PSC to be held by a separate company. The Bengara-II PSC was signed on December 4, 1997 and the Yapen PSC was signed on  September 27, 1999. Please note the Company has not yet received any revenue from currently held properties.

The costs recovered in the financial statements relate to costs recovered from joint venture partners. The company has agreements with its partner whereby the company’s partner is required to pay its share of costs incurred for Bengara and Yapen in order that its interest in the property be retained. The balance paid to the company has been shown as a reduction of the costs incurred. The recovered expenses are shown as a reduction of the total costs of the pool as per the following.

GAAP –US, Reg S-X, 210.4-10, Item c, “Full Cost Accounting”

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6iii - Partnerships, joint ventures and drilling arrangements.

(A)

Except as provided in subparagraph (i)(6)(i) of this section, all consideration received from sales or transfers of properties in connection with partnerships, joint venture operations, or various other forms of drilling arrangements involving oil and gas exploration and development activities (e.g., carried interest, turnkey wells, management fees, etc.) shall be credited to the full cost account, except to the extent of amounts that represent reimbursement of organization, offering, general and administrative expenses, etc., that are identifiable with the transaction, if such amounts are currently incurred and charged to expense.

GAAP –CDN Accounting Guideline 16 Item 7

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the Canadian accounting guideline  does not explicitly address the recovery of costs from a partner in a manner similar to  that noted above. However, the treatment shown on the financial statements is consistent with that of the US GAAP noted above.

5.

We note that you recorded gains on disposal of oil and gas properties for the cumulative period from August 1, 1993 through July 31, 2004. Please supplementally provide the details of the transactions primarily comprising the cumulative amount. For each transaction, clearly indicate how you determined it qualified for the recording of a gain under Canadian GAAP and Rule 4-10©(6)(i) of Regulation S-X for US GAAP. We may have further comment.

Our policy regarding full cost accounting under Canadian GAAP was governed by Accounting Guidelines (AcG) 5 from the years 1993 until it was replaced by ACG-16 this year. We are now using ACG -16, as required, beginning with our fiscal year 2005, which commenced August 1, 2004.

The gain of $59,446 noted on the 2003 consolidated statement of loss should have been netted against the write down of resource property of $76,344 for a net write down of $16,898. There was no impact on net loss. This reclassification was made to the comparative balances on the 2004 statement of loss with note disclosure concerning a reclassification of certain prior year balances.

The gain of $390,019 (excluding the $59,446 detailed in the proceeding paragraph) noted in the cumulative balances noted on our Schedule #1 resulted from activity in the years 1995 and 1996 and is related to properties no longer maintained by the Company. During 1995 and 1996 the company was run by a previous administration and the Company feels that the details of these transactions are immaterial to the current financial statements and would not provide any further useful information to its investors. In addition, in our response to your prior comment 4 we stated that we have elected to remove the cumulative results from our financial statements. Accordingly, the amended 20-F will not contain cumulative results.

6.

We understand that you have written down each of the book values of the Bengara, Yapen and GATB properties to $1 due to exploration risk and the overall uncertainty of drilling results on exploration properties. Please explain in more detail the facts and circumstances surrounding your decision and the manner by which you determined the impairment amounts for each period presented in your financial statements under Canadian and US GAAP.

The decision to write down the properties was primarily based on the guidance provided in Accounting Guidelines (AcG) 5 and  11  and SEC Reg. S-X. The relevant sections for each situation are indicated.

The July 2002 year end write down for Bengara, Yapen and GATB was based on the following factors:

a.

the political instability of the region in which the property is located  (AcG-11, Item 16)

b.

both Yapen and Benara were acquired with effective dates of August 1998. The period between August 1998 and the audit report date for the 2002 financial statements is in excess of three years and there was no production activity during this period or anticipated in the near future (AcG-11 – Item 17).

c.

As at the audit report date for the 2002 financial statements the Company had not received approval for the 2003 annual work program for Benaga and Yapen. (AcG-11-18c).

d.

As at the audit report date for the 2002 financial statements, GATB had not completed the required drilling and was negotiating an extension of the property agreement with the Indonesian government body “Pertamina”.  Pertamina was under no obligation to grant an extension to the agreement. If Pertamina turned down the extension request, the oil and gas property area covered by the agreement would have reverted back to Pertamina and the property would have been lost.

e.

The Company had not secured sufficient and sustainable financing to complete its exploration and development plans for its properties (AcG-11, Item 18).

Bengara and Yapen were written down to the Company’s estimate of the recoverable value of the properties ($241,001 and $704,715 respectively) based on the proceeds recovered in the first quarter following 31 July 2002. For GATB, the company wrote down the balance of the property to $1 given that there was no assurance that the property was going to be retained by the company.

The July 2003 year end write down for Bengara, Yapen and GATB is based on the following factors

a.

the political instability of the region in which the property is located  (AcG-11, Item 16) was still a factor

b.

the time period between acquisition of Bengara and Yapen and the audit report date for the 2003 financial statements was in excess of three years and there was no production activity during this period or anticipated in the near future (AcG-11 – Item 17). In addition, all but 10% of the Yapen property was disposed of via farmout during the year.

c.

not an issue for 2003

d.

Consistent with 2002, as at the audit report date for the 2003 financial statements, GATB had not completed the required drilling and was negotiating an extension of the property agreement with Pertamina.  Pertamina was under no obligation to grant an extension to the agreement. If Pertamina had turned down the extension request, the oil and gas property area covered by the agreement would have reverted back to Pertamina and the property would have been lost.

e.

The company had not secured sufficient and sustainable financing to complete its exploration and development plans for its properties (AcG-11, Item 18)

Bengara, Yapen and GATB  were written down to $1 based on the overall uncertainty of the company recovering any amount due to the factors outlined above. Regarding GATB, the Company was in a similar situation as 2002 whereby the there was no assurance that the property was going to be retained by the company.

There was no activity in 2004 related to Yapen and the book value remains at $1.

GATB and Bengara were again written down to $1 on the 2004 financial statements. Of particular concern for the 2004 financial statements was the ability of the the Company to obtain sufficient funds to completed the necessary exploration and development expenditures necessary to recover any costs associated with Bengara, Yapen and GATB.

7.

We note several disclosures that do not appear to be relevant to your current scope of operations. For example, you disclose that costs related to each cost center from which there is production are depleted and amortized on the unit-of-production method. Please review your significant accounting policies and consider removing any such disclosures as the inclusion of extraneous information can be confusing to readers of your financial statements.

We have reviewed our significant accounting policies and have decided that all of the policies are relevant to current activities or will become relevant once we establish production. However, in order to avoid any confusion to readers of our financial statements, we have revised the language of policies 2.c and d and have included the revisions in Exhibit 2 herewith.

In connection with our responses to the points raised in the April 11 letter, Continental Energy Corporation and its management acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not forclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We thank you for your review of our 20-F filing and the associated comments. We look forward to your response to this letter and to filing the amended 20-F.

Sincerely,

James D. Eger

Chief Financial Officer

w/attach:

Exhibit-1 Revision to 2004 20F Certificates

Exhibit-2 Revision to Significant Accounting Policies

Continental Energy Corporation